Jonathan Zimmerman Partner jon.zimmerman@faegrebd.com 612-766-8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

June 13, 2013

Via Overnight Delivery and by EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Matthew Crispino, Attorney-Advisor

Re:	Datalink Corporation (the “Company”)
Registration Statement Filed on Form S-3
Filed April 29, 2013
File No. 333-188212

Ladies and Gentlemen:

Datalink Corporation, a Minnesota corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 (“Amendment No.1”) to its Registration Statement on Form S-3 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company dated May 20, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 1 are enclosed, and have been marked to show changes from the original Registration Statement on Form S-3 filed on April 29, 2013. Where applicable, we have referenced in the Company’s responses the appropriate page number of Amendment No. 1. Capitalized terms used in this letter, but not otherwise defined, have the meanings assigned to them in Amendment No. 1.

General

1.              As you know General Instruction I.A.3(b) to Form S-3 requires that as a condition to registering securities on Form S-3, the registrant have filed in a timely manner all reports, with the exclusion of specified reports on Form 8-K, required to be filed during the twelve calendar months. We note that your Form 10-Q for the second quarter of fiscal year 2012 was due on August 9, 2012 but was not filed until August 10, 2012. Tell us why you believe the Form 10-Q was filed on a timely basis. Refer to General Instruction A.1 to Form 10-Q. Unless you are able to demonstrate that the report was made in a timely manner, you should withdraw your registration statement due to your ineligibility to use the Form S-3. You may also submit a letter to the Office of the Chief Counsel of the Division of Corporation Finance requesting a waiver from the eligibility requirements for use of the Form S-3 set forth in General Instruction I.A.3.(b) to that form, and your request will be evaluated by that office. Refer to Question 101.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: Pursuant to a letter dated May 30, 2013 from us (on behalf of the Company) to the Office of the Chief Counsel of the Division of Corporation Finance (Attention: Carolyn Sherman), the Company requested that it be permitted to use a Form S-3 registration statement, notwithstanding the fact that the Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Form 10-Q”) referenced in the Comment Letter was not filed timely. The Office of the Chief Counsel verbally confirmed on May 31, 2013 that it did not object to the Company’s use of Form S-3 despite the untimely filing of the Form 10-Q.

Description of Securities Warrants, page 25

2.              We note that in addition to issuing warrants for the purchase of common stock, preferred stock and debt securities, you may also issue warrants for the purchase of “other securities.” All of the underlying classes of securities to which the warrants relate must be identified in the registration statement. Please revise your filing accordingly.

Response:  The Company has removed the reference to “other securities” from page 27 of Amendment No. 1.

Exhibit Index

Exhibit 4.4. Form of Indenture

3.              It appears that the form of indenture was filed as Exhibit 4.2 to the Form S-3 filed on May 18, 2010, not June 29, 2010. Please revise footnote 4 to the exhibit index or advise.

Response:  The Company filed the form of indenture mentioned in the Comment Letter with Amendment No. 1 and has revised the exhibit index accordingly.

Exhibit 5.1. Opinion of Faegre Baker Daniels LLP (including Consent)

4. We note that you are registering the offer and sale of securities having an aggregate offering price of up to $90,000,000. The legality opinion, however, refers to an aggregate offering price of up to $100,000,000. Please revise to ensure that the legality opinion and the registration statement are consistent in this regard.

Response:  We have revised our opinion in Exhibit 5.1 to reflect the registration of the offer and sale of securities having an aggregate offering price of up to $90,000,000.

* * * * *

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.  The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Comment Letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (612) 766-8419.

Very truly yours,

/s/ Jonathan Zimmerman
Jonathan R. Zimmerman

Enclosure

cc:	Gregory T. Barnum
Datalink Corporation
Denise Westenfield
Datalink Corporation